                                            SECURITIES AND EXCHANGE COMMISSION

                                                                 Washington, D.C. 20549

                                                                     SCHEDULE 13D

                                                  Under the Securities Exchange Act of 1934

                                                                       Weis Markets, Inc.
                                                                         (Name of Issuer)

                                                              Common Stock, no par value
                                                              (Title of Class of Securities)

                                                                          948849-104
                                                                      (CUSIP Number)

                                                                Ellen W. P. Wasserman
                                                              1000 South Second Street
                                                                        P.O. Box 471
                                                       Sunbury, Pennsylvania 17801-0471
                                                                        (570) 286-4571
                               (Name, Address and Telephone Number of Person Authorized to
                                                    Receive Notices and Communications)

                                                                      September 15, 2004
                                       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 948849-104

          1)     Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)
                    Ellen W. P. Wasserman

          2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)      X
                   (b)

          3)     SEC Use Only

          4)     Source of Funds (See Instructions)  OO

          5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          6)     Citizenship or Place of Organization U.S.A.

          Number of           (7)     Sole Voting Power                 3,104,424
          Shares Bene-
          ficially                 (8)     Shared Voting Power                          0
           Owned by
          Each Report-       (9)     Sole Dispositive Power        3,104,424
          ing Person
          With                  (10)     Shared Dispositive Power                  0

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person     3,104,424

         12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13)     Percent of Class Represented by Amount in Row (11)          11.5%

         14)     Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.
          Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company"),
1000 South Second Street, P.O. Box 471, Sunbury, PA 17801-0471.

Item 2. Identity and Background.
              (a)     Name of Person Filing: Ellen W. P. Wasserman

              (b)     Residence or Business Address:  Weis Markets, Inc.
                                                                             c/o Robert F. Weis
                                                                             1000 South Second Street
                                                                             P.O. Box 417
                                                                             Sunbury, PA 17801-0471

              (c)     Present Principal Occupation: Retired

              (d)     During the last five years, the undersigned has not been convicted in a criminal proceeding
                       (excluding traffic violations or similar misdemeanors).

              (e)    During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)     Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.
          Ellen W. P. Wasserman, the undersigned, has been a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock of the Company since it went public in 1965.  Ellen W.P.
Wasserman and Robert F. Weis, her brother, control 58.2% of the voting power and have agreed to act together for the purpose of voting equity securities of the Company.  Therefore they are a group within the meaning of Section 13(d)(3) of the Act.  Prior to the formation of this group, Mrs. Wasserman and
Mr. Weis each filed a Schedule 13G with the SEC.

Item 4. Purpose of Transaction.
          See Item 3. Except as described below, the undersigned does not presently have any plans or proposals which relate to or would result in:

              (a)     The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

              (b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

              (c)     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

              (d)     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e)     Any material change in the present capitalization or dividend policy of the Company;

              (f)     Any other material change in the Company's business or corporate structure;

              (g)     Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

              (h)     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

              (i)     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

              (j)     Any action similar to any of those enumerated above.

          Mrs. Wasserman currently plans to transfer some shares of the common stock to an entity in which she will have no voting control or dispositive power.  However, in all events, she will retain no less than
3.5% of the outstanding shares.

Item 5. Interest in Securities of the Issuer.
(a)     The undersigned beneficially owns (as defined in Rule 13d-3) 3,104,424 shares of Common
          Stock, or approximately 11.5% of the 27,077,444 outstanding shares on the date of this filing.
          Mrs. Wasserman has sole voting and dispositive power as to all 3,104,424 shares listed. Mrs.
          Wasserman files as a group, within the meaning of Section 13(d)(3) of the Act, with Robert F.
          Weis.  Mr. Weis beneficially owns 12,631,996 shares of Common Stock, or approximately
          46.7% of the outstanding shares. As a group, Mrs. Wasserman and Mr. Weis beneficially own
          58.1% of the outstanding shares.

(b)     The undersigned has sole voting and dispositive power over all 3,104,424 shares of Common
          Stock held.  The following information is correct to the best knowledge and belief of the undersigned:

          Robert F. Weis is a citizen of the United States of America. His business address is Weis
          Markets, Inc., as stated in Item 2(b) above and he is Chairman of the Board of Weis Markets, Inc.
          Mr. Weis has sole voting and dispositive power over all 12,631,996 shares of Common Stock held by him. This amount includes 6,649,087 shares held in trust under the Will of Harry Weis, with
          Mellon Bank Corporation and Robert F. Weis as co-trustees.

          To the knowledge of the undersigned, Mr. Weis has not within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b)
          been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)     The group to which this filing relates was formed on September 15, 2004. There have been no transactions in Common Stock effected by the undersigned since at least 60 days prior to that date.

(d)     The undersigned holds 3,104,424 shares of Common Stock and has sole voting and dispositive power as to all shares listed. Dividends received on shares contained in the trust under the Will of Harry Weis are shared between the undersigned and Mr. Weis.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
          See Items 3 and 5 above.

Item 7. Material to be filed as Exhibits.
          None.

                                                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                  /s/ Ellen W. P. Wasserman
                                                                                                                      Ellen W. P. Wasserman

Date: September 15, 2004